

Mail Stop 4720

December 7, 2015

Via E-mail
Katrine S. Bosley
President and Chief Executive Officer
Editas Medicine, Inc.
300 Third Street, First Floor
Cambridge, MA 02142

Re: **Editas Medicine, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 20, 2015
CIK No. 0001650664

Dear Ms. Bosley:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We refer to your response to prior comment 15. Please revise the Summary and other applicable sections of the registration statement to clarify what it means to be a "Founder" of your company. Please note that this information is necessary to place the work and significance of each Founder, including Dr. Doudna, in proper context. In this regard, you prominently highlight the work and role of your Founders on page 2 of the Summary, but provide no indication that these individuals are non-employee consultants. With respect to the final sentence of your comment response, we note that the company was founded only two years ago and therefore the current role of these individuals should be clear, particularly given the disclosures on pages 18 and 120 concerning the ongoing work of certain Founders. Revise to clarify the nature and scope of your Founders'

engagements, including what entitlement, if any, you have to intellectual property deriving from their research.

2.   We refer to your revised disclosure on page 5 in response to prior comment 16. Please revise the disclosure to explain Dr. Doudna's current involvement with Intellia and Caribou as well as Dr. Charpentier's role with CRISPR Therapeutics. With reference to your response to prior comment 15 and with a view to disclosure, also tell us whether Dr. Doudna was a board observer at your company.

Use of Proceeds, page 68

3.   We note your response to prior comment 12. Once you disclose the amount of proceeds to be raised, we may have additional comment about your disclosures in the registration statement concerning the use of proceeds. Also, please tell us whether you expect a material amount of offering proceeds to be used in intellectual property proceedings or to litigate or otherwise resolve patent disputes. If so, please identify this use separately from working capital and general corporate purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – *General and Administrative Expenses*, page 89

4.   We note the increase in general and administrative expenses as of September 30, 2015, partially attributable to patent-related fees, including third party costs to defend patents and intellectual property rights. Please revise to describe any known trends or uncertainties that will have a material impact on your results of operations pursuant to Item 303(a)(3) of Regulation S-K.

Note to Financial Statements
16. Subsequent events (unaudited), page F-43

5.   It appears the Subsequent Event footnote should be audited. Please revise or tell us why no revision is necessary.

      You may contact Bonnie Baynes at (202) 551-4924 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
       Jeffries Oliver-Li
       Wilmer Cutler Pickering Hale and Dorr LLP